Tailwind Two Acquisition Corp.

150 Greenwich Street, 29th Floor

New York, New York 10006

January 27, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.
Washington, D.C. 20549

Attention: Ernest Greene, Thomas Jones

Re:	Tailwind Two Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed January 4, 2022
File No. 333-261378

Ladies and Gentlemen:

This letter sets forth responses of Tailwind Two Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 24, 2022, with respect to the above referenced Registration Statement on Form S-4 (as amended, the “Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s responses to the comments have been provided immediately thereafter.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently with this letter publicly filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which reflects these revisions. Page numbers in the Company’s responses to the comments below correspond to the page numbers in the Amended Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 Filed January 4, 2022

Terran Orbital relies on third parties for a supply of equipment, page 54

1.	Staff’s comment: Please revise the disclosure in this risk factor to clarify whether Terran Orbital has been materially impacted by recent supply chain issues, such as those affecting the semiconductor industry.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 55 to disclose that Terran Orbital has been materially impacted by recent supply chain issues.

The Proposed Certificate of Incorporation, page 99

2.	Staff’s comment: Your revisions in response to prior comment 12 do not address whether the provision applies to claims arising under the Exchange Act. Similarly, your proposed articles of incorporation does not address whether the provision applies to claims under the Exchange Act. Please disclose whether the provision applies to such claims, the related risks to investors and any uncertainty about enforceability. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response: The Company acknowledges the Staff’s comment and has revised Article XII of New Terran Orbital’s proposed charter and the disclosure on pages 101 and 298 to clarify that the provision in Article XII of New Terran Orbital’s proposed charter does not apply to claims arising under the Exchange Act.

Background to the Business Combination, page 125

3.	Staff’s comment: We note your revisions in response to prior comment 15. Please expand to clarify why the level of interest in the PIPE was inadequate, such as lack of investor interest and the underlying reasons communicated. Also discuss whether, and if so how, your Board considered that in determining to approve the transaction.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 134 to clarify the level of interest in the PIPE and the rationale behind the parties' arranged financing with an affiliate of Mr. Staton.

4.	Staff’s comment: We note your response to prior comment 16. Please clarify how the assumptions relate to the forecasted financial information and quantify the assumptions that were used. For example, quantify the "expected growth in the market" mentioned in the last bullet point on page 142. Also, revise to clarify the assumptions beyond year three and quantify the assumptions to the extent practicable. In addition, disclose in greater detail the extent to which third-party sources were relied on in determining the forecasts, identify the sources and disclose how that information resulted in the forecasts disclosed on page 143.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 143 through 145 to clarify how the assumptions relate to the forecasted financial information and to quantify the assumptions that were used. Additionally, the disclosure includes greater detail with regard to third-party sources that were relied upon.

2. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2021, page 204

5.	Staff’s comment: We have read your response to prior comment twenty-one. You disclosed that the fair value of the liability was estimated using the discounted cash flow valuation method applied to the sixteen quarterly payments due to the Insider PIPE Investor with a discount rate based on an estimated credit rating of CCC. Please revise your footnote to disclose the actual discount rate used in your fair value calculation.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 206 to disclose the discount rate used in the fair value calculation.

Critical Accounting Policies and Estimates

Fair Value Measurements, page 257

6.	Staff’s comment: We have read your response to prior comment twenty-eight. You indicate that the valuation of your common stock has been determined using an option pricing model, which considers the discounted cash flow method, guideline publicly-traded company method, guideline transaction method, and market calibration method. Please provide the following:

•	Please help us understand how you used an option pricing model to determine the valuation of your common stock. Please address any significant assumptions or estimates used to allocate fair value to your common stock; and

•	Please also disclose your considerations of the discounted cash flow method, guideline publicly-traded company method, guideline transaction method and market calibration method. Please disclose how these valuation methods were used in determining the fair value of your common stock. Please address any significant assumptions or estimates used in your determination of fair value. Please disclose whether the results of your various valuation methods were weighted in determining your enterprise value.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 259 through 262 to (1) disclose how Terran Orbital used an option pricing model to determine the valuation of its common stock, (2) disclose the significant assumptions used to allocate fair value to Terran Orbital's common stock, (3) add disclosure regarding Terran Orbital's consideration and use of the discounted cash flow method, guideline publicly-traded company method, guideline transaction method and market calibration method in determining the fair value of its common stock, and (4) disclose the weighting of the valuation methods in determining enterprise value.

Executive and Director Compensation of Terran Orbital, page 261

7.	Staff’s comment: Please update your compensation disclosure to reflect the most recently completed fiscal year.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 264 through 272 to include information for Terran Orbital's last completed fiscal year.

General

8.	Staff’s comment: We note your response to prior comment 31. Please revise to clarify why the Board considered obtaining the fairness opinion as part of its due diligence and evaluation of the business combination. It is unclear from your disclosure why, like many other similar business combinations, your Board did not evaluate the transaction without obtaining such an opinion.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xi, 7 and 137 to clarify why the Board determined to obtain a fairness opinion in connection with its evaluation of the business combination.

9.	Staff’s comment: While we note your revisions in response to prior comment 32, it continues to be unclear what services, if any, will be provided for the “fee.” If none, state so directly and ensure your disclosure states clearly, if true, that the shares will be issued for essentially no consideration.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the letter to shareholders and on pages 11, 123, 283 and 286 to clarify that no services have been provided in connection with the quarterly fee and that once all quarterly fees have been paid, the shares will effectively have been issued for no consideration other than the value to New Terran Orbital of the immediate liquidity at consummation of the Business Combination.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian Nagler at (212) 446-4660 of Kirkland & Ellis LLP.

Sincerely,

/s/ Chris Hollod
Chris Hollod
Co-Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler
Peter Seligson
Kirkland & Ellis LLP

Rosa A. Testani
Dan Zimmerman Jonathan R. Pavlich
Akin Gump Strauss Hauer & Feld LLP